Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

February 15, 2012

Final Pricing Sheet No. T100 (BAH 1284)
To the Underlying Supplement dated June 24, 2010,

Product Supplement No. T-I dated March 25, 2009,

Prospectus Supplement dated March 25, 2009 and

Prospectus dated March 25, 2009

$ 1,000,000 Digital Notes due February 20, 2015 Linked to the Russell 2000® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 1,000,000
Underlying:	Underlying	Ticker	Initial Level	Knock-In Level
	Russell 2000® Index	RTY <Index>	813.9800	569.7860
Trade Date:	February 15, 2012
Issue Date:	Expected to be February 21, 2012
Valuation Date*:	February 17, 2015
Maturity Date*:	February 20, 2015
Offering Price:	$1,000 per security (100%)
Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Fixed Payment Percentage:	32.60%
Knock-In Level:	As set forth in the table above.
Knock-In Event:	A Knock-In Event occurs if the Final Level of the Underlying is less than the Knock-In Level.
Underlying Return:

The Underlying Return is expressed as a percentage and calculated as follows:

•     If a Knock-In Event does not occur, the Underlying Return will equal the Fixed Payment Percentage.

•     If a Knock-In Event occurs, the Underlying Return will be calculated as follows: [(Final Level – Initial Level) / Initial Level].

If a Knock-In Event occurs, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity.

Redemption Amount:	An investor will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities held multiplied by 1 plus the Underlying Return, calculated as set forth above. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Calculation Agent:	Credit Suisse International
Sales Concession:	2.00% or $20.00 per $1,000 security.
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TMV0 and US22546TMV07

* The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.